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SEC FILE NUMBER
8-68006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Destra Capital Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

443 N. Wilson Ave
(No. and Street)

Bozeman	MT	59715
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominic Martellaro	925.736.8450	dominic.martellaro@destracapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Court, Suite 300	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Martellaro _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Destra Capital Investments, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title: CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Destra Capital Investments LLC

Financial Statements and Supplemental Schedules

For the year ended December 31, 2025

Destra Capital Investments LLC

Table of Contents







plante moran

Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Destra Capital Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Destra Capital Investments LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Destra Capital Investments LLC's auditor since 2017.
Auburn Hills, Michigan
February 25, 2026

Destra Capital Investments LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$ 532,995
Commissions and distribution fees receivable	78,261
Prepaid expenses	40,529
Total assets	$ 651,785

Liabilities and Member's Equity

Commissions payable	$ 166,658
Accounts payable and accrued expenses	30,401
Due to Parent	100,788
Total liabilities	297,847
Member's equity	353,938
Total liabilities and member's equity	$ 651,785

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Operations

For the year ended December 31, 2025

Revenues:		
Commissions	$	942,886
Distribution fees		296,037
Other Income		2,045
Total revenue		1,240,968

Expenses:	
Commissions	910,629
Salaries and employee costs	260,586
Professional fees	215,771
Regulatory	49,331
Information technology	26,950
Fund expenses	26,929
Travel & entertainment	21,633
Insurance	12,904
Occupancy	5,127
General & administrative	2,225
Total expenses	1,532,085

Net loss	$	(291,117)

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

Member's equity at January 1, 2025	$	309,938
Contribution by Parent (Expenses forgiven non-cash)		335,117
Net loss		(291,117)
Member's equity at December 31, 2025	$	353,938

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(291,117)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Decrease (increase) in assets:		.
Commissions and distribution fees receivable		(4,758)
Prepaid expenses		4,820
(Decrease) increase in liabilities:		
Commissions payable		54,288
Other accrued expenses		9,148
Due to parent		264,973
Net cash provided by operating activities		37,354
Net increase in cash		37,354
Cash at beginning of the year		495,641
Cash at end of year	$	532,995

Supplemental disclosure of non-cash financing activity:
  During the year, the Parent forgave $335,117 of amounts
  due from the Company for operational expenses. The
  forgiveness was recorded as a capital contribution. No cash
  was received.

See Notes to Financial Statements

Destra Capital Investments LLC

Notes to Financial Statements

December 31, 2025

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries. The Company also participates in the marketing and distribution of closed end funds.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to Footnote 74 of SEC Release 34-70073.

2. Significant Accounting Policies

Basis of Accounting and Presentation

The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for Federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

Management has reviewed the Company's tax positions for all open tax years, which include 2022 through 2025, and concluded that as of December 31, 2025, the Company does not have a liability for any unrecognized tax amounts.

Revenues

A significant portion of commissions received by the Company are for acting as sponsor and depositor for a unit investments trust portfolio and for the marketing and distribution of closed end funds. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets. A portion of distribution fees are earned under an agreement with a related party, see Note 4 for additional discussion. Distribution fees earned but not yet received at year end are recorded as a receivable.

Servicing fees include Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. Distribution fees are recognized over the life of the contract based on the market values of assets under management, which are determined monthly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date. Management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as that is the point in time in which a customer acquires the economic benefit of a security.

Marketing fee revenues include sub-distributor fees which are paid to the Company for selling a fund. These fees are based on the sales of the fund and are paid on a weekly basis. Reimbursements for the costs of distributing this fund are also included in other revenues. In addition, the Company was reimbursed from a fund for expenses incurred in the sales of that fund.

2. Significant Accounting Policies (continued)

Revenues (continued)

Disaggregated revenues

Fixed revenue		
Commissions	$	942,886
Other		2,045
Total fixed rate revenue	$	944,931
Variable revenue		
Distribution and servicing		264,540
Distribution and servicing trailing		31,497
Total variable rate revenue	$	296,037
Total Revenue	$	1,240,968

Receivables from customers

The Company recognizes an allowance for credit losses in accordance with Financial Instruments –Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments, and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The Company determined that the credit risk, as defined by ASC 326, associated with its receivables is de minimis and not significant to the financial statements as of December 31, 2025. Accordingly, the Company has not recorded an allowance for credit losses at December 31, 2025.

2. Significant Accounting Policies (continued)

Receivables from customers (continued)

The following table presents the Company's disaggregated receivables from contracts with customers as of

	January 1, 2025	December 31, 2025
Commissions and distribution fees receivable	$ 73,502	$ 78,261

The change in commission and distribution fees receivable is due to activity during the year.

Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including investment banking and advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations consist of a single operating segment and therefore, a single reportable segment, because the CODM manages the activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with US GAAP which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

3. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2025 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2025 the Company's net capital was $232,879 which was $132,879 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 1.279 to 1.

4. Related Party Transactions

Expenses of the Company are paid by the Parent and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. During 2025, $629,751 of expenses were allocated from the Parent to the Company.

At December 31, 2025, the Company owed the Parent $100,788 as a result of the difference between expense allocations and reimbursements.

Separately, the Parent at times forgives amounts owed by the Company. During the year ended December 31, 2025, $335,117 of direct amounts owed were forgiven by the Parent.

As discussed in Note 1, the Company has a distribution agreement with Destra Capital Advisors, LLC, an entity related through common ownership. A substantial portion of the Company's revenue is earned through transactions involving related parties, during the year ended December 31, 2025, the Company recognized $1,117,539 of commission and distribution revenue as a result of this agreement.

5. Concentration of Credit Risk

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

6. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2025, and through the date of this report there were no such claims.

7. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 25, 2026, the date the financial statements were issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Destra Capital Investments LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

Computation of net capital:	
Total member's equity	$ 353,938
Deduct:	
Nonallowable assets:	
Commissions and distribution fees	77,709
Prepaid expenses	40,529
Haircuts on securities positions	2,821
Total deductions	121,059
Net capital	232,879
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	19,856
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	$ 132,879
Aggregate indebtedness - accounts payable and other liabilities	$ 297,847
Ratio of aggregate indebtedness to net capital	1.279

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.

Destra Capital Investments LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Destra Capital Investments LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Destra Capital Investments LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to mutual fund wholesaling, distribution of hedge funds, open and closed end investment companies, exchange-traded funds to financial intermediaries, trading securities for own account, and underwriting. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F. R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 25, 2026



Destra Capital Investments LLC
Exemption Report
December 31, 2025

Destra Capital Investments, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3

2. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240. 17a-5 because the Company limits its business activities exclusively to mutual fund wholesaling, distribution of hedge funds, open and closed end investment companies, exchange traded funds to financial intermediaries, trading securities for own account and underwriting. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dominic Martellaro, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Dominic Martellaro, Principal

Destra Capital
Investments
443 N. Willson
Avenue
Bozeman, MT
59715

Phone
877.855.3434